Management’s Report on Internal Control over Financial Reporting

The management of Suzano S.A. and subsidiaries (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the principal executive and principal financial officers, or persons performing similar functions, and effected by the Company’s Statutory Audit Committee, the Company’s Board of Directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with and in compliance with the International Financial Reporting Standards as issued by the International Accounting Standards Board. The Company’s internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with and in compliance with the International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that, as of December 31, 2025, the Company’s internal control over financial reporting is effective.

PricewaterhouseCoopers Auditores Independentes Ltda., an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as stated in their report as of December 31, 2025, which is included herein.

São Paulo, February 10, 2026

/s/ João Alberto Fernandez de Abreu	/s/ Marcos Moreno Chagas Assumpção
João Alberto Fernandez de Abreu	Marcos Moreno Chagas Assumpção
Chief Executive Officer	Executive Vice-President Finance and Investor Relations